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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Columbia Sportswear Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

198516 10 6 (CUSIP Number)

December 31, 2006

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

Schedule 13G
CUSIP No. 198516 10 6		Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Sarah Bany
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,660,284
6 SHARED VOTING POWER

7,500
7 SOLE DISPOSITIVE POWER

1,660,284
8 SHARED DISPOSITIVE POWER

7,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,667,784
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%
12	TYPE OF REPORTING PERSON*

IN

Page 2 of 5 pages

Item 1.	Issuer

	(a)	The name of the Issuer is Columbia Sportswear Company.

	(b)	The Issuer’s principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.

Item 2.	Reporting Person and Security

	(a)	This Statement is filed by Ms. Sarah Bany, an individual.

	(b)	Ms. Bany’s business address is 14375 NW Science Park Drive, Portland, Oregon 97229.

	(c)	Ms. Bany is a citizen of the United States of America.

	(d)	This Statement relates to shares of Common Stock of Columbia Sportswear Company.

	(e)	The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3.	Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker of dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership

(a) Under the rules and regulations of the Securities and Exchange Commission, Ms. Bany may be deemed to be the beneficial owner of a total of 1,667,784 shares of Issuer Common Stock. This amount includes (i) 845,654 shares held in four grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary; (ii) 7,500 shares held in the Marie Lamfrom Charitable Foundation for which Ms. Bany is a trustee; and (iii) 39,250 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 2006. Pursuant to Rule 13d-4, this filing shall not be construed as an admission that Ms. Bany is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities identified in clause (ii) of this paragraph.

(b) Ms. Bany’s beneficial ownership of Issuer Common Stock represented approximately 4.6% of the Issuer’s 36,036,785 issued and outstanding shares of such stock as of December 31, 2006. For purposes of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is based on the amount reported in the Issuer’s most recently filed quarterly report and includes those shares subject to Ms. Bany’s options.

(c) (i) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to vote or direct the vote of 1,660,284 shares.

(ii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to vote or direct the vote of 7,500 shares.

(iii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to dispose or direct the disposition of 1,660,284 shares.

(iv) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to dispose or direct the disposition of 7,500 shares.

Item 5.	Ownership of Five Percent or Less of a Class

This statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ SARAH BANY
Sarah Bany

Page 5 of 5 pages